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                                     UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C. 20549

                                      FORM 12b-25

                                                 Commission File Number 0-22-093
                                                                        --------
                              NOTIFICATION OF LATE FILING

(CHECK ONE):  /X/Form 10-K and Form 10-KSB   / / Form 11-K   / / Form 20-F
              / /Form 10-Q and Form 10-QSB   / /Form N-SAR

                 For Period Ended: December 31, 1997
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                 /  / Transition Report on Form 10-K and Form 10-KSB
                 /  / Transition Report on Form 20-F
                 /  / Transition Report on Form 11-K
                 /  / Transition Report on Form 10-Q and Form 10-QSB
                 /  / Transition Report on Form N-SAR
                 For the Transition Period Ended:
                                                 ------------------------------
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  READ ATTACHED INSTRUCTION SHEET BEFORE PREPARING FORM. PLEASE PRINT OR TYPE.
    NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS
               VERIFIED ANY INFORMATION CONTAINED HEREIN.
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     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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                            PART I. -- REGISTRANT INFORMATION

SCOTT CABLE COMMUNICATIONS, INC.
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Full Name of Registrant

N/A
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Former Name if Applicable

Four Landmark Square, Suite 302
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Address of Principal Executive Office (STREET AND NUMBER)

Stamford Ct, 06901
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City, State and Zip Code

                           PART II. -- RULE 12b-25(b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

/X/    (a)  The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
/X/    (b)  The subject annual report, semi-annual report, transition report on Forms 10-K, 10KSB, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
/ /    (c)  The accountant's statement or other exhibit required by Rule
            12b-25(c) has been attached if applicable.

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                            PART III. -- NARRATIVE

      State below in reasonable detail the reasons why Forms 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

      Scott Cable Communications, Inc. (the "Company") is not able to file its Annual Report on Form 10-K for the year ended December 31, 1997 on or prior to March 31, 1997 without unreasonable effort or expense because the Company is currently in discussions with a third party with respect to a potential material transaction and, in the event such discussions result in the Company entering into a definitive agreement with respect thereto, the Company will be required to disclose the foregoing in such Annual Report on Form 10-K. The Company presently anticipates that within the fifteen calendar days subsequent to March 31, 1997 it will be in a position to know, with reasonable certainty, the ultimate outcome of such discussions.


                         PART IV. -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

             John M. Flanagan, Jr.           (203)              323-1100
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                    (Name)                (Area Code)      (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company
    Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If
    answer is no, identify report(s).                           /X/ Yes  / / No

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(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or
    portion thereof?                                            / / Yes  /X/ No

    If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


                                       -2-

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                       SCOTT CABLE COMMUNICATIONS, INC.
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                 (Name of Registrant as Specified in Charter)

    has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


    Date  March 25, 1998                         By /s/ John M. Flanagan, Jr.
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                                                   Name:  John M. Flanagan, Jr.
                                                   Title: Senior Vice President
                                                          and Chief Financial
                                                          Officer

____________________________________ATTENTION__________________________________

  INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL
                      VIOLATIONS (SEE 18 U.S.C. 1001).
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